[GRAPH OMITTED]         MOBILE AREAHIC
                        NETWORKS, INC.
                                 (OTCBB: "MANW")
                               WWW.MOBILAN(R).COM

TOTAL PLASTIC MOLDING & TECHNOLOGY SOLUTIONS....BY "MANW"
--------------------------------------------------------------------------------



September 29, 2008



Mr. John Cash, Accounting Branch Chief
United States Securities and Exchange Commission
Washington, DC 20549-7010

           RE:  Response to your  9/25/08 letter


Dear  Mr. Cash:

With respect to your letter dated September 25, 2008 regarding our filing of Form 10-KSB/A as filed on September 25, 2008, we offer the following response to your comments:

FORM 10-KSB FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007

1. As requested, we are filing our letter of August 11, 2008, as well as this letter via EDGAR as correspondence files.

ITEM 8A. CONTROLS AND PROCEDURES

2. We have revised our management's report on internal control over financial reporting to include:

o A statement of management's responsibility for establishing and maintaining adequate internal control over financial reporting in accordance with Item 308T(a)(1) of Regulation S-B.
o We have revised our assessment to state that "internal control over financial reporting" (not "disclosure controls and procedures") were not effective as of December 31, 2007.
o We addressed in this section any material weakness in our internal control over financial reporting identified by management that rendered the assessment "not effective".

3. We have revised our assessment of disclosure controls and procedures to state that they were "ineffective" as of December 31, 2007 due to our failure to file management's report on internal control over financial reporting in our original annual report on Form 10-KSB.

EXHIBIT 31

4. We have revised our 302 certifications to conform the language exactly to the guidance in Item 601(b)(31) of Regulation S-B.

4. We are filing a separate certification for each officer, and have excluded the title for each on the initial line of the exhibit.

I trust that this these filings completely address all staff comments.


Sincerely,

/s/ George Wimbish

George Wimbish
Chief Executive Officer

[GRAPHIC OMITTED]       MOBILE AREA
                        NETWORKS, INC.
                            (OTCBB: "MANW")
                           WWW.MOBILAN(R).COM

TOTAL PLASTIC MOLDING & TECHNOLOGY SOLUTIONS....BY "MANW"
--------------------------------------------------------------------------------


August 11, 2008



Mr. John Cash, Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 7010
Washington, DC 20549-7010

                  RE:  Response to your 7/24/08 letter


Dear  Mr. Cash:


INTERNAL CONTROL OVER FINANCIAL REPORTING

Management did perform an assessment of internal control over financial reporting as of December 31, 2007 but neglected to report it in its annual report on Form 10-KSB.

Had we reported the assessment, it would have read as follows:

"(A) MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
As of December 31, 2007, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclusure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in INTERNAL CONTROL-INTEGRATED FRAMEWORK issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our financial disclosure controls and procedures were not effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission ("SEC") reports due to the Company's limited resources and lack of ability to have multiple levels of transaction review. Through the use of internal consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.

The Company's management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures, or its internal controls will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This Annual Report does not include an attestation report of the Company's independent registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management's report in this Annual Report.

This report shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilites of that section, and is not incorporated by reference into any filing of the Company, whether made before of after the date hereof, regardless of any general incorporation language in such filing.

 (B) CHANGES IN INTERNAL CONTROLS

There have been no changes in the Company's internal control over financial reporting during the period ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting."


We do not feel that the aforesaid ommission warrants an amended filing because the assessment was performed, it was inadvertedly not reported, and its inclusion would not materially affect the reported results in the Annual Report.

There have been no changes in the Company's internal control over financial reporting during the period ended March 31, 2008 that have materilly affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

We have revised the certifications of the Principal Executive Officer and Principal Financail Officer to conform to the language under Item 601(b)31 of Regulation S-B.

FORM TYPE

We have filed form 10-Q for the second quarter ended June 30, 2008 and will be filing forms 10-Q for all subsequent quarterly filings. Our annual reports in the future will be on form 10-K.




Sincerely,

/s/ Jerald R. Hoeft

Jerald R. Hoeft
Chief Financial Officer